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                      RENAISSANCE MORTGAE ACCEPTANCE CORP.
                                100 Woodbury Road
                            Woodbury, New York 11797



February 7, 2002



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Re: Renaissance Mortgage Acceptance Corp., as Registrant Registration Statement on Form S-3, Amendment No. 1 Registration No. 333-74154-01
                           Request for Withdrawal of Registration Statement
                           ------------------------------------------------

Ladies and Gentlemen:

         In accordance with Rule 477 under the General Rules and Regulations under the Securities Act, Renaissance Mortgage Acceptance Corp. hereby requests that its Registration Statement on Form S-3, Amendment No. 1, Registration No. 333-74154-01, be withdrawn effective as of the date hereof or as soon as practicable thereafter, on the grounds that the Registration Statement was filed in error. The Registrant has not sold any of the securities registered under that Registration Statement.


Very truly yours,
/s/ Richard Blass
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Richard Blass
Chief Financial Officer